82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

03 SEP 26 AM 7:21


03032292

SUPPL

September 18, 2003

SYMBOL: GGL.TSX Venture

Doyle Lake kimberlite sill now defined as 2 km in length; drill samples being readied for microdiamond analysis

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to report on progress by De Beers Canada Exploration Inc. in the area of the diamondiferous sill located on claims LA 26-30, in the Doyle Lake area in the Northwest Territories. Exploration on this now-undisputed claim area by De Beers, 60% owner and project operator, began in August.

The program, designed to obtain additional kimberlite samples for microdiamond analysis and to begin to define the strike length and dip of the Doyle kimberlite, included drilling and follow-up ground geophysical work.

A total of 24 HQ diamond drill holes (diameter of 63 mm) were completed; of these, 16 were drilled along the strike line and along the edge of the kimberlite close to the surface. Approximately 160 kg of kimberlite was recovered and is available for microdiamond analysis. The average thickness of the kimberlite within these holes was 2 metres. The 16 drill holes were all located within the area of the previously known kimberlite, originally defined in 1996 by reverse circulation and diamond drilling. At that time, the sill was mapped as being 1.3 km in length with kimberlite intersections varying from a few centimetres to 5.6 metres.

Three new drill holes successfully explored for kimberlite extensions including two holes south and one hole north of the 1996 drill holes, extending the strike length of the kimberlite to 2 km. Two additional drill holes, one 400 metres south and the other 400 metres north of these intersections, did not intersect kimberlite.

Two holes drilled 400 metres east of the northern part of the sill also intersected kimberlitic muds with garnet indicators, with intersections of a few centimetres (there is some uncertainty due to approximately 0.6m of lost core). These intersections indicate the potential for a second parallel kimberlite in this area. (In 1996, the kimberlite discovery hole contained only a few centimetres of kimberlitic mud. The 1996 drilling went on to outline 800,000 metric tons of kimberlite with little exploration of the down dip extension.) The last drill hole was stepped out 1 km north of these two holes and kimberlite was not intersected.

De Beers plans to conduct detailed logging of the kimberlite core prior to sending it out for microdiamond analysis.

In addition to the drilling, ground geophysical surveys were completed in the area of the kimberlite sill and on a potential target on the LA-3 mineral claim. Glacial sediment samples to recover indicator minerals were collected on portions of the LA-1 to LA-4 mineral claims.

The Doyle Lake project, adjacent to Mountain Province (T-MPV) Kennady Lake claims, is located approximately 270 km to the northeast of Yellowknife. De Beers has spent over $6 million to date on the project.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

dlw 9/26

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the GGL kimberlite sill was discovered in August 1996. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm. An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location. The area was the subject of a protracted ownership dispute, resolved in favor of GGL and De Beers in the spring of 2003.

Photographs of the kimberlite core and a plan of the drill holes will be posted on the Company's web site when the data is finalized. A map of the area may be found on our website www.ggldiamond.com.

GGL DIAMOND CORP.



Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.